# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ServiceTitan, Inc., CIK 0001638826
CUSIP: 81764X103
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 800 N. BRAND BLVD., SUITE 100, GLENDALE, California (CA), 91203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001619710

## Reporting persons
- ICONIQ Strategic Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,097,608; shared voting power 0; sole dispositive power 5,097,608; shared dispositive power 0; aggregate amount beneficially owned 5,097,608 (6.7% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners II-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,990,638; shared voting power 0; sole dispositive power 3,990,638; shared dispositive power 0; aggregate amount beneficially owned 3,990,638 (5.2% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,099,760; shared voting power 0; sole dispositive power 2,099,760; shared dispositive power 0; aggregate amount beneficially owned 2,099,760 (2.7% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 857,142; shared voting power 0; sole dispositive power 857,142; shared dispositive power 0; aggregate amount beneficially owned 857,142 (1.1% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 12,045,148; shared voting power 0; sole dispositive power 12,045,148; shared dispositive power 0; aggregate amount beneficially owned 12,045,148 (15.7% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series).
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners II TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 12,045,148; shared voting power 0; sole dispositive power 12,045,148; shared dispositive power 0; aggregate amount beneficially owned 12,045,148 (15.7% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 910,622; shared voting power 0; sole dispositive power 910,622; shared dispositive power 0; aggregate amount beneficially owned 910,622 (1.2% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners III-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 973,006; shared voting power 0; sole dispositive power 973,006; shared dispositive power 0; aggregate amount beneficially owned 973,006 (1.3% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,883,628; shared voting power 0; sole dispositive power 1,883,628; shared dispositive power 0; aggregate amount beneficially owned 1,883,628 (2.5% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners III TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,883,628; shared voting power 0; sole dispositive power 1,883,628; shared dispositive power 0; aggregate amount beneficially owned 1,883,628 (2.5% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 522,470; shared voting power 0; sole dispositive power 522,470; shared dispositive power 0; aggregate amount beneficially owned 522,470 (0.7% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 700,688; shared voting power 0; sole dispositive power 700,688; shared dispositive power 0; aggregate amount beneficially owned 700,688 (0.9% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 247,163; shared voting power 0; sole dispositive power 247,163; shared dispositive power 0; aggregate amount beneficially owned 247,163 (0.3% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 111,891; shared voting power 0; sole dispositive power 111,891; shared dispositive power 0; aggregate amount beneficially owned 111,891 (0.1% of the class)
  Comment: The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,582,212; shared voting power 0; sole dispositive power 1,582,212; shared dispositive power 0; aggregate amount beneficially owned 1,582,212 (2.1% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2).
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,582,212; shared voting power 0; sole dispositive power 1,582,212; shared dispositive power 0; aggregate amount beneficially owned 1,582,212 (2.1% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- Makan Divesh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 15,510,988; shared voting power 0; sole dispositive power 15,510,988; shared dispositive power 0; aggregate amount beneficially owned 15,510,988 (20.3% of the class)
  Comment: Represents shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., (ST Series), ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- Griffith William J.G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 15,510,988; shared voting power 0; sole dispositive power 15,510,988; shared dispositive power 0; aggregate amount beneficially owned 15,510,988 (20.3% of the class)
  Comment: Represents shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., (ST Series), ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
- Jacobson Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,582,212; shared voting power 0; sole dispositive power 1,582,212; shared dispositive power 0; aggregate amount beneficially owned 1,582,212 (2.1% of the class)
  Comment: Represents shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.

## Item 1. Issuer
Name of issuer: ServiceTitan, Inc.
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100 Glendale, CA 91203

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II").
(ii) ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II-B").
(iii) ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series), a Delaware series limited partnership ("ICONIQ II Co-Invest ST").
(iv) ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series) a Delaware series limited partnership ("ICONIQ II Co-Invest ST2" and together with ICONIQ II, ICONIQ II-B and ICONIQ II Co-Invest ST, the "ICONIQ II Funds").
(v) ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III").
(vi) ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III-B" and together with ICONIQ III, the "ICONIQ III Funds").
(vii) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V").
(viii) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B").
(ix) ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST), a Delaware series limited partnership ("ICONIQ V Co-Invest ST").
(x) ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST-2) a Delaware series limited partnership ("ICONIQ V Co-Invest ST2" and together with ICONIQ V, ICONIQ V-B and ICONIQ V Co-Invest ST, the "ICONIQ V Funds").
(xi) ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II GP"), the sole general partner of the ICONIQ II Funds.
(xii) ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III GP"), the sole general partner of the ICONIQ III Funds.
(xiii) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of the ICONIQ V Funds.
(xiv) ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ II Parent GP"), the sole general partner of ICONIQ II GP.
(xv) ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ III Parent GP"), the sole general partner of ICONIQ III GP.
(xvi) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(xvii) Divesh Makan, a citizen of the United States ("Makan").
(xviii) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ II Parent GP and ICONIQ III Parent GP.
(xix) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ V Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ II directly owns 5,097,608 shares of Class A Common Stock, which represents approximately 6.7% of the outstanding Class A Common Stock.
(ii) ICONIQ II-B directly owns 3,990,638 shares of Class A Common Stock, which represents approximately 5.2% of the outstanding Class A Common Stock.
(iii) ICONIQ II Co-Invest ST directly owns 2,099,760 shares of Class A Common Stock, which represents approximately 2.7% of the outstanding Class A Common Stock.
(iv) ICONIQ II Co-Invest ST2 directly owns 857,142 shares of Class A Common Stock, which represents approximately 1.1% of the outstanding Class A Common Stock.
(v) ICONIQ II GP may be deemed to beneficially own 12,045,148 shares of Class A Common Stock, which represents approximately 15.7% of the outstanding Class A Common Stock.
(vi) ICONIQ II Parent GP may be deemed to beneficially own 12,045,148 shares of Class A Common Stock, which represents approximately 15.7% of the outstanding Class A Common Stock.
(vii) ICONIQ III directly owns 910,622 shares of Class A Common Stock, which represents approximately 1.2% of the outstanding Class A Common Stock.
(viii) ICONIQ III-B directly owns 973,006 shares of Class A Common Stock, which represents approximately 1.3% of the outstanding Class A Common Stock.
(ix) ICONIQ III GP may be deemed to beneficially own 1,883,628 shares of Class A Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock.
(x) ICONIQ III Parent GP may be deemed to beneficially own 1,883,628 shares of Class A Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock.
(xi) ICONIQ V directly owns 522,470 shares of Class A Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock.
(xii) ICONIQ V-B directly owns 700,688 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock.
(xiii) ICONIQ V Co-Invest ST directly owns 247,163 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock.
(xiv) ICONIQ V Co-Invest ST2 directly owns 111,891 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock.
(xv) ICONIQ V GP may be deemed to beneficially own 1,582,212 shares of Class A Common Stock, which represents approximately 2.1% of the outstanding Class A Common Stock.
(xvi) ICONIQ V Parent GP may be deemed to beneficially own 1,582,212 shares of Class A Common Stock, which represents approximately 2.1% of the outstanding Class A Common Stock.
(xvii) Makan may be deemed to beneficially own 15,510,988 shares of Class A Common Stock, which represents approximately 20.3% of the outstanding Class A Common Stock.
(xviii) Griffith may be deemed to beneficially own 15,510,988 shares of Class A Common Stock, which represents approximately 20.3% of the outstanding Class A Common Stock.
(xix) Jacobson may be deemed to beneficially own 1,582,212 shares of Class A Common Stock, which represents approximately 2.1% of the outstanding Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 76,537,855 shares of Class A Common Stock outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2025.
Sole power to vote or to direct the vote:
ICONIQ II: 5,097,608 shares of Class A Common Stock
ICONIQ II-B: 3,990,638 shares of Class A Common Stock
ICONIQ II Co-Invest ST: 2,099,760 shares of Class A Common Stock
ICONIQ II Co-Invest ST2: 857,142 shares of Class A Common Stock
ICONIQ II GP: 12,045,148 shares of Class A Common Stock
ICONIQ II Parent GP: 12,045,148 shares of Class A Common Stock
ICONIQ III: 910,622 shares of Class A Common Stock
ICONIQ III-B: 973,006 shares of Class A Common Stock
ICONIQ III GP: 1,883,628 shares of Class A Common Stock
ICONIQ III Parent GP: 1,883,628 shares of Class A Common Stock
ICONIQ V: 522,470 shares of Class A Common Stock
ICONIQ V-B: 700,688 shares of Class A Common Stock
ICONIQ V Co-Invest ST: 247,163 shares of Class A Common Stock
ICONIQ V Co-Invest ST2: 111,891 shares of Class A Common Stock
ICONIQ V GP: 1,582,212 shares of Class A Common Stock
ICONIQ V Parent GP: 1,582,212 shares of Class A Common Stock
Makan: 15,510,988 shares of Class A Common Stock
Griffith: 15,510,988 shares of Class A Common Stock
Jacobson: 1,582,212 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ II: 5,097,608 shares of Class A Common Stock
ICONIQ II-B: 3,990,638 shares of Class A Common Stock
ICONIQ II Co-Invest ST: 2,099,760 shares of Class A Common Stock
ICONIQ II Co-Invest ST2: 857,142 shares of Class A Common Stock
ICONIQ II GP: 12,045,148 shares of Class A Common Stock
ICONIQ II Parent GP: 12,045,148 shares of Class A Common Stock
ICONIQ III: 910,622 shares of Class A Common Stock
ICONIQ III-B: 973,006 shares of Class A Common Stock
ICONIQ III GP: 1,883,628 shares of Class A Common Stock
ICONIQ III Parent GP: 1,883,628 shares of Class A Common Stock
ICONIQ V: 522,470 shares of Class A Common Stock
ICONIQ V-B: 700,688 shares of Class A Common Stock
ICONIQ V Co-Invest ST: 247,163 shares of Class A Common Stock
ICONIQ V Co-Invest ST2: 111,891 shares of Class A Common Stock
ICONIQ V GP: 1,582,212 shares of Class A Common Stock
ICONIQ V Parent GP: 1,582,212 shares of Class A Common Stock
Makan: 15,510,988 shares of Class A Common Stock
Griffith: 15,510,988 shares of Class A Common Stock
Jacobson: 1,582,212 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners II, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners II TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners III, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners III TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partnerof General Partner (02/14/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- Makan Divesh: /s/ Makan Divesh, Makan Divesh (02/14/2025)
- Griffith William J.G.: /s/ Griffith William J.G., Griffith William J.G. (02/14/2025)
- Jacobson Matthew: /s/ Jacobson Matthew, Jacobson Matthew (02/14/2025)